#770 - 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.                                                                                                                                                                                                                                                           June 4, 2010

For Immediate Release                                                                                                                                                                                                                                                      NR#10-09

MAG SILVER INTERCEPTS MORE MOLYBDENUM-GOLD

AT POZO SECO and NEW INTERCEPTS OF

ZINC-LEAD-COPPER-SILVER-GOLD

0.052% molybdenum over 164.86 metres (532.50 feet)

and 0.10% molybdenum over 94.03 metres (303.72 feet)

Vancouver, BC -- MAG Silver Corp. (TSX:MAG) (NYSE-A:MVG) (“MAG”) announces additional gold and molybdenum (“moly”) assay results from on-going drilling (17 diamond drill holes) of the Pozo Seco moly-gold discovery on its 100% owned Cinco de Mayo (or “Cinco”) property in northern Chihuahua State, Mexico.  Results confirm that Pozo Seco not only represents an emerging moly deposit target in its own right, but also represents an important indicator of nearby significant lead-zinc-silver mineralization typical of the Carbonate Replacement Deposits (CRDs) in this part of Mexico. A step out of 1.1 kilometres from Pozo Seco also intercepted the system with indications that the potential lead-zinc-silver root of the system may be near.  Drilling continues with 4 machines conducting step out and in-fill drilling.

Details

Seven additional holes have been completed near Hole CM10-221 in an attempt to follow the thick molybdenum mineralization at “Pozo Seco Deep” reported April 14, 2010.  Hole CM10-230 was the closest offset and cut 164.86 metres (532.50 feet) of 0.052% molybdenum (Mo) with 0.19 grams per ton (g/t) gold before the hole was lost in a caving fault zone.  This fault zone may be part of the controlling structure to the regional mineralization pattern and may lead back to the lead-zinc-silver rich source for the observed moly mineralization.

Like CM10-221, there were several higher grade intercepts in CM10-230 (see table below).  Holes behind and flanking the zone (CM10-226, 236 and 237) cut significant thicknesses of similar mineralization, as did Hole 224 that was drilled 400 metres to the northwest. Hole CM10-233, an attempt to test below CM10-221, was lost at 146.30 metres in a cave. Continued drilling will attempt to test beneath this area.

Seven additional holes have been completed in the 100 metre grid drilling pattern in the Pozo Seco Prime Zone.  The results are consistent with those from neighbouring holes in terms of thickness and grade. The best of these recent holes is CM10-228, which cut 94.03 metres (0 to 94.03 metre depth) grading 0.1% Mo and 0.15 g/t gold, with the first 24.84 metres from surface running 0.21% Mo and 0.32 g/t gold.

Hole CM10-247, an aggressive 1.1 kilometre step-out angle hole of the Pozo Seco Deep zone, cut the Pozo Seco Fault (see below) at 300 metres and entered the favourable Finlay Limestone.  The Finlay is in turn cut by a series of 5 strong quartz-calcite-barite-sulphide veins, ranging from 0.50 to 5.50 metres in thickness with up to 10% base metal and pyrite sulphides.  These “Rancho Zone” veins are very similar to calcite-quartz-sulphide veins encountered above and around high-grade manto, chimney and skarn zones in many of the world’s large CRDs.  Assays are pending for this hole.  Drilling is in progress to determine the source of the veins.

“The recent drilling continues to firm up and expand the stand-alone moly-gold mineralization at Pozo Seco and results from the holes that have been completed in the Pozo Seco Deep zone appear to confirm that this is a fluid upwelling area with significant thickness and grade” said MAG CEO, Dan MacInnis. “The fact that our 1.1 kilometre step-out hole cut multiple mineralized veins with a more proximal mineralization style, suggests we’re on the right track.”

MAG has also drilled a series of three step-out holes through complete cover designed to test the Pozo Seco Fault 500 metres southwest of Pozo Seco Prime. The first of these holes was an angle hole CM10-235, which encountered an altered 2 metre wide quartz porphyry dike in the fault at 238 metres downhole with 0.40 metre (223.08 to 223.48 metre downhole) of sulfide replacement mineralization grading 0.51% copper and 0.84% lead in limestone on the north side.   This was followed with 100 metre offsets to the east and west (CM10-238 and 239 respectively). CM10-239 intersected 3.75 metres of 0.17 g/t Au, 0.41% Pb and 1.24% Zn starting at 172 metres within the Finlay limestone.

On-going Exploration Program

Drilling is continuing with 4 machines: (2 dedicated to tracing the Rancho Zone veins towards their source, 1 focused on testing geophysical anomalies coincident with the Pozo Seco Zone, and 1 seeking the large-scale replacement and skarn mineralization typical of the deposits in the trend hosting Cinco de Mayo).  Moly is a typical (and proximal) component of CRDs, and the moly zone outlined at Cinco is several times larger than that in the largest known CRDs in Mexico, suggesting that very large scale silver, lead, zinc and copper mineralization may be present in the heart of Cinco de Mayo.  Gold, silver and base metal intercepts encountered at depth in some of the recent drill holes further substantiate MAG’s exploration model.

The tables below are presented by area and can be cross referenced with the diagrams located at www.magsilver.com. Holes are vertical unless indicated otherwise.

Table 1.0  Highlights from Pozo Seco Deep Zone

Hole ID:	From: metres	To: metres	Interval metres	Molybdenum g/t	Molybdenum %	Gold g/t
CM10-224	56.90	81.00	24.10	439	0.044	0.10
CM10-226	17.74	23.96	6.22	159	0.016	0.60
including	23.08	23.96	0.88	575	0.058	1.52
CM10-230*	9.14	174.00	164.86	522	0.052	0.19
including	9.14	43.15	34.01	1,018	0.102	0.18
including	12.40	16.00	3.60	1,828	0.183	0.39
including	20.10	24.80	4.70	2,076	0.208	0.30
CM10-231	66.47	112.04	45.57	1,035	0.104	0.07
including	66.47	68.15	1.68	17,973	1.797	0.01
including	98.38	112.04	13.66	1,128	0.113	0.23
CM10-233	Hole lost in cave / No significant intercepts
CM10-236	58.19	143.26	85.07	520	0.052	0.22
including	120.94	137.90	16.96	1,253	0.125	0.53
CM10-237	37.74	118.00	80.26	479	0.048	0.24
including	96.67	115.82	19.15	936	0.094	0.42

Table 2.0 Pozo Seco Prime Moly-Gold Zone

Hole ID:	From: metres	To: metres	Interval metres	Molybdenum g/t	Molybdenum %	Gold g/t
CM10-227	5.80	17.48	11.68	1,347	0.135	0.21
CM10-232	30.62	44.46	13.84	1,320	0.132	0.15
including	30.62	32.80	2.18	5,788	0.579	0.07
CM10-228	0.00	94.03	94.03	1,001	0.100	0.15
Hole ID:	From: metres	To: metres	Interval metres	Molybdenum g/t	Molybdenum %	Gold g/t
including	0.00	24.84	24.84	2,097	0.210	0.32
including	53.96	68.60	14.64	1,531	0.153	0.08
CM10-225	0.00	73.56	73.56	1,484	0.148	0.23
including	9.14	26.46	17.32	2,085	0.208	0.35
including	56.14	73.56	17.42	2,748	0.275	0.25
CM10-234	66.25	88.40	22.15	1,242	0.124	0.32
or	66.25	90.90	24.65	1,137	0.114	0.29
CM10-229	6.90	84.94	78.04	930	0.093	0.11
including	15.87	30.48	14.61	1,751	0.175	0.26
including	54.75	64.01	9.26	3,546	0.355	0.20
CM10-240	0.00	86.06	86.06	1,000	0.100	0.18
including	6.49	8.59	2.10	3,807	0.381	0.63
including	28.18	50.28	22.10	2,267	0.227	0.41

Table 3:  Rancho Zone and Pozo Seco Fault Zone

Hole ID:	From: metres	To: metres	Interval metres	Molybdenum g/t	Molybdenum %	Gold g/t
CM10-235	No significant intercepts
CM10-238	No significant intercepts
CM10-239**	166.75	167.15	0.40	953	0.095	0.02
and	201.20	206.50	5.30	65	0.007	0.27

*  CM10-230 was lost in mineralization

**CM10-239 also has 0.17 g/t Au, 0.41% Pb and 1.24% Zn over 3.75 m starting at 172 m.

Quality Assurance and Control: The Company has in place a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C.V. on behalf of MAG Silver Corp. The surface rock samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facilities in Hermosillo, Sonora or Chihuahua City (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. All samples were assayed for gold by standard fire assay-ICP finish with a 50 gram charge. Gold values in excess of 3.00 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, values in excess of 100 g/t are repeated by fire assay, zinc, copper and lead values in excess of 1% repeated by Atomic adsorption for high grade materials. Molybdenum is analyzed by ICP-MS to 1%, and checked by atomic adsorption, over 1% Molybdenum is being reanalyzed by Atomic adsorption methods for high grade materials.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is the vendor of this project, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

About MAG Silver Corp. (www.magsilver.com)

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico.  MAG and Fresnillo plc are jointly delineating a significant new silver vein discovery on the Juanicipio property in Zacatecas State, Mexico. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE.A under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Inferred resources,” that the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.

Cinco de Mayo - Pozo Seco

MAG
2010 Drilling program
as of June 2nd, 2010
N
W
E
S
Legend
Previously Released (< 0.3 Mo(%)*m)
Previously Released (> 0.3 Mo(%)*m)
Current Release (< 0.3 Mo(%)*m)
Current Release (> 0.3 Mo(%)*m)
Awaiting Assays / Unreleased
Contours (10 m minimum)
2000 ppm Mo
1000 ppm Mo
500 ppm Mo
Santa Lucia Fault
Tres Amigos
Pozo Seco Prime
Pozo Seco Fault
233 (lost in cave)
230 (lost in mineralization)
214 (lost)
189
192
202
194
204
216
198
222
210
207
195
160
087
224
218
185
199
187
193
212
190
182
211
191
226
242
221
178
205
208
176
240
237
248
236
171
146
213
232
133
217
228
249
231
246
170RC
144
227
245
223
141
137
169
165RC
167RC
142
220
209
163
203
131
186
145
140
225
130
229
234
206
138
083
162RC
143
139
200
166
175
197
243
172RC
184
173
152
147
129
177RC
123
150
148
238
235
239
179
168RC
180RC
164
153
174RC
183RC
181RC
149
151
188
219
253
247
091
0
500
1000
metres

Mo(%)*m = Percent Mo times metres

B (SW)
Looking NW
B' (NE)
1,900 mE
2,000 mE
2,100 mE
2,200 mE
2,300 mE
CM10-206
0.158%
0.33 g/t
61.55 m
CM10-225
0.148%
0.23 g/t
73.56 m
CM10-217
0.275%
0.15 g/t
76.90 m
CM09-137
0.182%
0.02 g/t
51.43 m
Surface
1,600 m
1,500 m
Open
Open
B'
B
N
0
250
500
metres
100 metres
Molybdenum (%)
Gold (grams per tonne)
Metres
Coloured bars indicate brecciation (right side) and silicification (left side). Red is most intense.
MAG